FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 14, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

Issued - 14th February 2006, London, UK


              GlaxoSmithKline Acquires PLIVA's Research Institute

GlaxoSmithKline plc (GSK) today announces a deal in which it has reached agreement with PLIVA d.d. (PLIVA) for the purchase of PLIVA-Istraivacki Institut d.o.o (PLIVA Research - Institute Ltd.), PLIVA's proprietary R&D arm renowned for its research into macrolides, in Zagreb, Croatia. The closing of the transaction is expected to occur during April 2006, subject to obtaining necessary regulatory approvals.

Under the terms of the agreement, PLIVA will receive an upfront payment of USD 35m and, conditional on the entry of certain early stage projects into clinical development, contingent payments totaling up to USD 15m, thus the total potential cash consideration may be up to USD 50m. In addition, PLIVA will receive contingent royalty-based consideration pending commercialisation of certain assets. GSK will take on all 130 employees of the PLIVA - Research Institute and will gain full ownership of the company, including all intellectual property and certain other assets such as an oncology early-stage clinical asset and pre-clinical compounds emerging from the macrolide research.

Allan Baxter, Senior Vice President of Drug Discovery at GSK, said, "We are delighted to take this opportunity to expand GSK's successful R&D model which will benefit from the unique capabilities of the team at the Research Institute. This Centre of Excellence will strongly complement and enhance our specific expertise and commitment to the discovery of new chemical entities across several therapeutic areas through application of unique platform technologies."

Zeljko Covic, Chief Executive Officer and President of PLIVA's Management Board commented, "We are pleased to have delivered upon our promise of exiting the proprietary segment in this relatively short period of time. This will allow us to now fully focus on our generics business, which we believe will deliver greater value to our shareholders. We will continue to invest strongly into generics research and development where we currently employ about 450 dedicated R&D employees, whose work will remain a key success factor and foundation for the continued growth of PLIVA's core business. We also believe that the fact that we have reached an agreement with a world class organisation such as GSK is recognition of the knowledge and scientific expertise of the Research Institute employees, and that this transaction will play an important role for the future of Croatian science."

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

S M Bicknell
Company Secretary
14th February 2006


Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2004.

Enquiries:

UK Media enquiries:                           Philip Thomson     (020) 8047 5502
                                              David Mawdsley     (020) 8047 5502
                                              Chris Hunter-Ward  (020) 8047 5502
                                              Alice Hunt         (020) 8047 5502

US Media enquiries:                           Nancy Pekarek      (215) 751 7709
                                              Mary Anne Rhyne    (919) 483 2839
                                              Patricia Seif      (215)  751 7709

European Analyst/Investor enquiries:          Duncan Learmouth   (020) 8047 5540
                                              Anita Kidgell      (020) 8047 5542
                                              Jen Hill           (020) 8047 5543
US Analyst/ Investor enquiries:               Frank Murdolo      (215) 751 7002
                                              Tom Curry          (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 14, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc